UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29394/August 25, 2010

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In the Matter of                        :
                                         :
IRONWOOD SERIES TRUST                    :
Atlantic Fund Administration, LLC        :
Three Canal Plaza, Suite 600             :
Portland, ME 04101                       :
                                         :
(811-8507)                               :
                                         :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Ironwood Series Trust filed an application on October 1, 2009, and amended on July 12, 2010, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On July 29, 2010, a notice of filing of the application was issued (Investment Company Act Release No. 29373). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary